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                                 Exhibit (a)(8)

Stock Option Exchange Program - Extended Until Tuesday, October 16, 2001

Please note that we have extended the deadline for the Stock Option Exchange Program until 5:00 p.m., Eastern Daylight Savings Time, Tuesday, October 16, 2001. If you wish to participate or withdraw, you must do so by such time. In addition, if we have not accepted your tendered eligible options for exchange before 5:00 p.m., Eastern Daylight Savings Time, Tuesday, October 16, 2001, you may withdraw your tendered options at any time after October 16, 2001 until they are accepted and cancelled.

If you have any questions, please contact me or Harlan Press.

Ann E. Neal, Corporate Counsel